SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2011, incorporated by reference herein:
Exhibit
99.1 Release dated June 30, 2011, entitled “NOTICE OF GENERAL MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: June 30, 2011 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")
NOTICE OF GENERAL MEETING
DRDGOLD shareholders (“Shareholders”) are advised that a general meeting of Shareholders will be held at
Quadrum Office Park, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext 28, Roodepoort, 1709 on
Friday, 29 July 2011 at 09:00 (South African time) to transact business relating to the Companies Act, No.
71 of 2008 (as amended), as stated in the notice of general meeting which was posted to Shareholders on
Thursday, 30 June 2011.
Roodepoort
30 June 2011
Sponsor
One Capital